UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Plimpton, Conrad A.
   8609 Six Forks Road
   Raleigh, North Carolina  27615
2. Issuer Name and Ticker or Trading Symbol
   Exide Electronics Group, Inc.
   XUPS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value    |10/16/|J(1)| |229,069           |D  |$29.00     |30,767  (1)(2)     |D     |                           |
$.01 per share             |97    |    |V|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:


1. On October 16, 1997, BTR plc (the "Parent") and BTR
   Acquisition Corporation, an indirect, wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Conrad A. Plimpton Trust, a trust for the benefit of Conrad A. Plimpton, and three other stockholders (collectively, the "Four Stockholders") of Exide Electronics Group, Inc. (the "Company"). Pursuant to the Stockholder Agreement and subject to the terms set forth therein, the Four Stockholders have agreed to tender, in accordance with the terms of the tender offer set forth in the Purchaser's Schedule 14D-1 dated as of October 20, 1997 (the "Offer"), 2,273,033 shares (including 229,069 shares owned by Conrad A. Plimpton Trust) of common stock (the "Common Stock"), par value $.01 per share of the Company (collectively, the "Specified Shares"). Pursuant to the Stockholder Agreement, the Four Stockholders granted the Purchaser an irrevocable option (the "Option") to purchase the Specified Shares at the offer price set forth in the Offer, which Option becomes exercisable upon the termination in certain circumstances of the Agreement and Plan of Merger (the "Merger Agreement"), dated October 16, 1997, by and among the Company, the Parent and the Purchaser. The Option will expire 90 days after the occurrence of certain events that terminate the Merger Agreement, subject to certain conditions. Pursuant to the Stockholder Agreement, the Four Stockholders also granted the Parent and Purchaser an irrevocable proxy for the Specified Shares in connection with the transactions contemplated by the Merger Agreement. A copy of the Stockholder Agreement has been filed by the Company as Exhibit 4 to the Company's Schedule 14D-9 filed with the Securities and Exchange Commission on October 20, 1997 and relating to the Offer.

2. Excludes options to purchase 21,500 shares of Common
   Stock; includes 2,300 shares held by the custodian for the Conrad A. Plimpton SERP Trust.


SIGNATURE OF REPORTING PERSON
/s/ Conrad A. Plimpton
Conrad A. Plimpton


DATE
11/10/97